

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 3010

August 28, 2009

Ezra Beyman
Chief Executive Officer, President and
Chairman of the Board of Directors
Empire American Holdings, LLC
25 Philips Parkway
Montvale, NJ 07645

>   **Re: Empire American Realty Trust, Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-11**
>   **Filed August 14, 2009**
>   **File No. 333-160093**

Dear Mr. Beyman:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Summary, page 1

Investment Strategy, page 2

1.   We note that when considering an investment opportunity, you will evaluate the expected returns on an investment on a "risk adjusted basis." Please explain in plain English what this term means.

Empire American ALP, LLC, page 4

2.   We note your response to prior comment 7. Please revise further to briefly
        explain the role of Empire American ALP, LLC in your operations, if any. Also,
        clarify why you will pay the incentive fees to this entity rather than directly to the
        sponsor.

Estimated Use of Proceeds, page 6

3.   Footnote (2) states that in no event will you pay or reimburse organization and
        offering expenses in excess of 15% of the gross offering proceeds. The table,
        however, notes that organizational and offering expenses will be 1.5% of gross
        offering proceeds, not 15%. Please reconcile these two statements.

Compensation, page 10

4.   Please revise the estimated amounts of acquisition fees and expenses on a
        leveraged basis to reflect the maximum amount of leverage permitted under your
        charter, rather than the amount of leverage you expect to incur.

Risk Factors, page 15

5.   The paragraph on the top of page 16 appears to be dealing with a separate risk
        than the risk factor on the bottom of page 15 entitled "You may be more likely to
        sustain a loss …" Please revise so that each risk factor only deals with a single
        risk.

Lenders may require us to enter into restrictive covenants relating to our operations,
which could limit our ability to make distributions to our stockholders, page 35

6.   Please expand this risk factor to discuss in more detail the risk that restrictive
        covenants may limit your operating partnership's ability to make distributions to
        you and may limit your ability to make distributions to your stockholders. Also,
        describe the impact on your ability to qualify as a REIT if you are subject to
        restrictions on distribution payments to your stockholders.

Compensation Table, page 51

Non-Subordinated Payments, page 51

Subordinated Incentive Listing Fee, page 54

7.   Your disclosure regarding the subordinated incentive listing fee is difficult to
        understand. Specifically, it is difficult to understand the amount of payments that
        would be made to Empire American ALP, LLC in connection with your
        liquidation or listing on a national stock exchange. Please revise. Please consider

providing an example to explain the amounts of fees that would be paid to Empire American ALP, LLC in connection with your liquidation or listing.

Prior Performance of Affiliates of Our Sponsor, page 55

Non-Program Properties, page 57

8.   You disclose that your sponsor has purchased certain real estate properties through non-public and public programs in which it raised funds from outside investors during the last ten years, which you refer to as "Program Properties." On page 55, however, you state that the term "Program Properties" refers to the non-public real estate investment program sponsored by your sponsor. Please revise to clarify whether each of the sponsor's prior programs was public or non-public.

9.   We note your response to our prior comment 19 and your additional disclosure regarding both Program Properties and Non-Program Properties. You disclose that other than due to current economic conditions, the sponsor's Program Properties and Non-Program Properties have operated with no major adverse business developments or conditions. Please additionally describe the major adverse business developments or conditions to both Program Properties and Non-Program Properties that were caused by the current economic conditions. Please see Item 8A(2) of Industry Guide 5 and also provide the required cross-reference.

10.   You disclose that as a percentage of capital invested in Non-Program Properties, cash distributions during the five years and three months ended March 31, 2009 averaged 55.4% per year. Please explain to us how you calculated this 55.4% figure.

Estimated Use of Proceeds, page 61

11.   In the first paragraph there is an incomplete sentence regarding the percentage of the money raised in the offering. Please revise.

Principals and Key Employees of Empirian Property Management, Inc. and Empire American Management, LLC, page 66

12.   We note your response to prior comment 27. Please limit the disclosure to individuals who will be principals and key employees of your manager. The additional references to Empirian Property Management do not appear to be relevant.

Investments in and Originating Real Estate-Related Debt and Investments, page 76

13.   We note your response to our prior comment 34 and the added disclosure on page 84 regarding the types of properties subject to mortgages in which you propose to invest. We do not, however, see disclosure regarding your expected portfolio turnover policy. Please disclose your portfolio turnover policy or direct us to the disclosure in the prospectus. Please see Item 13(b)(2) of Form S-11.

Associate Limited Partner, page 99

14.   We note your response to prior comment 39. Please revise further to clarify the nature of or basis for Empire American ALP, LLC's partnership interest, considering that it does not own a general or limited partnership interest in your operating partnership.

Financial Statements

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Revenue Recognitions, page F-7

15.   We have considered your response to our prior comment 47. Please explain to us how you determined that differences between estimated recoveries and final billed amounts in the subsequent period qualifies as a change in estimate in accordance with SFAS 154. In your response, explain to us what specific new information will become available to you subsequent to filing your financial statements that result in the change in estimate. Reference is made to paragraph 2d of SFAS 154. Alternatively, please remove the disclosure from your policy footnote.

Exhibit 8 – Form of Tax Opinion

16.   Refer to the third paragraph of the opinion letter. Counsel states that its opinions are based on representations and covenants made by officers of the company and its operating partnership relating to, among other things, "compliance with the REIT and partnership provisions of the Code." This appears to be a legal conclusion rather than a factual statement. In addition we note that counsel has assumed that all statements set forth in the Transaction Documents are true and correct. Thus, it appears that counsel is assuming a legal conclusion underlying its opinion. Please provide a revised opinion that omits any reference to counsel's reliance on legal conclusions made by officers of the company and the operating partnership.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Howard Efron at (202) 551-3439 or Robert Telewicz at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Phil Rothenberg at (202) 551-3466 or me at (202) 551-3785 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Peter M. Fass, Esq.